

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 27, 2006

via U.S. mail and facsimile

Mr. J. Robert Vipond
VP, Finance and CFO
Crane Co.
100 First Stamford Place
Stamford, CT 06902

>   **RE: Form 10-K for the fiscal year ended December 31, 2005**
>   **Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006**
>   **File No. 1-01657**

Dear Mr. Vipond:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

>   Sincerely,

>   Rufus Decker
>   Accounting Branch Chief